Milliman Financial Risk Management LLC

71 S. Wacker Drive, 31st Floor

Chicago, IL 60606

March 6, 2014

Northern Lights Fund Trust III

c/o Andrew Rogers, President

80 Arkay Drive, Suite 110

Hauppauge, NY 11788

Re: Advisory Fee Waiver for Even Keel Managed Risk, Even Keel Opportunities Managed Risk Fund and Even Keel Traveler Managed Risk Fund (each a “Fund” and collectively the “Even Keel Funds”)

Dear Mr. Rogers:

As you are aware, Milliman Financial Risk Management LLC (the “Adviser”) has contractually agreed to waive a portion of its advisory fees for the benefit of the Even Keel Funds.  The Adviser hereby agrees, as of March 31, 2014, to waive or limit its advisory fees so that such fees, on an annual basis, do not exceed the following amounts of each Fund’s average daily net assets:

Fund	Class A	Class I
Even Keel Managed Risk Fund	0.97%	0.72%
Even Keel Opportunities Managed Risk Fund	0.97%	0.72%
Even Keel Traveler Managed Risk Fund	0.97%	0.72%

This Agreement shall become effective as of March 6, 2014, and shall remain in effect until at least March 31, 2015.  This agreement can be terminated only upon the approval of the Northern Lights Fund Trust III Board of Trustees.

Sincerely, /s/ Kenneth P. Mungan Kenneth P. Mungan Principal Milliman Financial Risk Management, LLC	Approved and accepted on behalf of the Fund, /s/ Andrew Rogers Andrew Rogers President Northern Lights Fund Trust III